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                                                                   EXHIBIT 20(c)



PEOPLES HERITAGE FINANCIAL GROUP, INC.                              NEWS RELEASE



                              For Immediate Release
                        For Further Information, Contact
                Brian Arsenault, Corporate Communications Officer
                                 (207) 761-8517



      Peoples Heritage Completes Bank of New Hampshire Corporation Purchase


Portland, Maine, April 1, 1996 -- Peoples Heritage Financial Group, Inc. (NASDAQ:PHBK) announced today that it will finalize its acquisition of Bank of New Hampshire Corporation (NASDAQ:BNHC) on April 2. All regulatory clearances have been received.

Following tomorrow's completion of the transaction, Portland, Maine headquartered Peoples Heritage Financial Group will be a $4.3 billion bank holding company with the second largest market share in Maine, through its Maine subsidiary, Peoples Heritage Bank, and the third largest market share in New Hampshire, through its two New Hampshire subsidiaries, which will be combined by mid-year.

Bank of New Hampshire operates 29 banking offices in south, central and seacoast New Hampshire. The Company's existing New Hampshire bank, The First National Bank of Portsmouth, operates 21 offices primarily in the seacoast region of New Hampshire and the state's central and Mount Washington Valley areas, will be merged into Bank of New Hampshire.

"This is a big step in becoming Northern New England's premier community bank," said William J. Ryan, the Company's Chairman, President and Chief Executive Officer. "Our financial performance should increase virtually from the outset as we broaden our market reach with the highly successful BNH franchise."

Under the terms of the transaction, BNHC shareholders will receive two shares of Peoples Heritage common stock for each share of BNHC common stock. It is anticipated that a total of 8,128,330 shares of Peoples Heritage common stock will be issued in connection with the acquisition.

Based on a closing price of $20.75 per share of Peoples Heritage common stock on October 25, 1995, when the acquisition was announced, the transaction was valued at $168.7 million and BNHC shareholders would receive $41.50 in Peoples Heritage common stock for each


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share of BNHC common stock. The exchange equates to 2.04 times BNHC's book value at September 30, 1995 and 13.2 times its annualized earnings through the nine months ended September 30, 1995. The closing price of Peoples Heritage common stock on March 29, 1996 was $21.75 per share. The transaction will be accounted for as a pooling of interests.

"We believe that our shareholders are receiving a very fair price and that Peoples Heritage is receiving very good value," said Paul R. Shea, President and Chief Executive Officer of Bank of New Hampshire. "We gain significant strength in products and marketing from Peoples Heritage and our customers will still receive the same community banking approach and commitment to the community that we have traditionally provided."

Peoples Heritage Financial Group ended 1995 as a $3.1 billion bank and financial services holding company. In February, its asset size increased to $3.3 billion with the completion of the purchase of five branches of Shawmut Bank NH divested as part of the Fleet/Shawmut merger. Bank of New Hampshire Corporation adds another $1 billion in assets, making Peoples Heritage one of the six largest banking companies in New England.


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